Exhibit 99.16

Harney Westwood & Riegels 3501 The Center 99 Queen’s Road Central Hong Kong Tel: +852 5806 7800 Fax: +852 5806 7810

11 October 2017

By Email & By Post

chai.ridgers@harneys.com

+852 5806 7869

Kirkland & Ellis LLP

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Dear Sirs

UTStarcom Holdings Corp (the Company)

We act as Cayman Islands counsel for Shanghai Phicomm Communication Technology Co Limited and its subsidiaries and affiliates (Phicomm). Phicomm is the beneficial owner of 5,000,000 ordinary shares in the Company. This represents approximately 14.1% of the Company’s issued share capital as at the date of this letter, based on 35,400,000 ordinary shares outstanding.1

On March 31, 2017, the Company disclosed that it had received a non-binding proposal for the purchase of all the ordinary shares of the Company not owned by members of the “Consortium” referred to below (the Proposal). We understand that you are both U.S. disclosure counsel for the Company and counsel for the special committee formed by the Company’s board to consider the Proposal and any proposed transaction arising out of the Proposal. We are writing to you in both your capacities.

The Proposal has been made by a group styled as the “Consortium”. The Consortium comprises the interests of three of the five directors of the Company, namely Himanshu Shah, Chairman of the Board, Hong Liang Lu and Tenling Ti (CEO and a director) and/or entities affiliated with those directors.

As you are aware, our client has publicly expressed its opposition to the Proposal and any transaction that would privatize the Company. Our client’s position is that shareholder value in the Company can best be served if the Company’s ordinary shares continue to be listed and publicly traded. Our client finds it particularly distressing that shortly after the Proposal was disclosed, the Company announced that it would be unable to timely file its Form 20-F Annual Report for 2016 because it needed more time to finalize its impairment assessment of an investment. That announcement was followed by the Company’s receipt of a notice from NASDAQ that the Company’s failure to file its annual report for 2016 placed it in violation of NASDAQ’s listing rules and subject to potential delisting. In connection with the Company’s change of its auditors announced on September 13 the Company indicated that it was in discussions with its auditors regarding a number of additional accounting issues, as well as material weaknesses in the Company’s internal control over financial reporting. The Company has stated that it now expects to file its 2016 Form 20-F on or about November 15, 2017, or one day subsequent to the deadline agreed to with Nasdaq.

1 Phicomm has stated in its Schedule 13D filed with the SEC that it may be deemed to be acting as a “group” with Talent Transmission Limited, a Marshall Islands company, in connection with its shareholding in the Company. We are counsel to Phicomm, and this letter is sent solely on behalf of Phicomm.

Resident Partners: M Chu | EJ Crespi | JM Culshaw | IN Mann | JJ Noble | R Ng

J Pitt (Shiokawa) | ATC Ridgers | PJ Sephton | JL Verbiesen

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Compounding this information vacuum resulting from the absence of audited financial statements and the other information that would be included in the Company’s Form 20-F, there has been no public disclosure whatsoever regarding the status of the Consortium’s Proposal, other than the Company’s announcement in April that the special committee had retained a financial advisor and counsel.

Under these circumstances, our client is concerned that the Company might take steps to discourage shareholders from increasing their shareholding in the Company by adopting one or more so-called anti-takeover measures in an effort to preclude possible dissenting shareholder action in relation to the Proposal. On this point, we understand that our client has been cautioned by a party believed to be acting on behalf of a Consortium member that if it continues to purchase shares, the Company would be likely to adopt a rights plan.

We note that each of the directors owes important duties to the Company, especially when considering anti-takeover measures. Directors must act in good faith in the best interests of the Company and they must not put themselves in a position where there is a conflict between their personal interests and the interests of the Company. Directors must also discharge their functions with due care and skill. We believe that the adoption of an anti-takeover device, such as a shareholder rights plan, can be consistent with those requirements in the following circumstances:

•	Upon receipt of a bona fide acquisition offer (as distinguished from a vague, non-binding proposal at a price that is now below the market price), the board may adopt such measures to ensure that the board or a special committee will be able to consider and evaluate the offer without the possibility of undue pressure or interference from the holder of a large block of shares.
•	Alternatively, the board may adopt such measures in response to such an offer to preserve a company’s independence if it determines in good faith that the company’s own business plan may provide superior shareholder value to the offer and the offer threatens the company’s ability to execute on its plan.

Our client does not believe that either of such justifications are present in this case. There is no bona fide, binding offer for the board or the special committee to consider. The Consortium’s original proposal was, by its express terms, non-binding, and there is no information available when or even if a binding offer will be forthcoming. Thus, there is no transaction requiring evaluation by an unconstrained board. Even if a definitive transaction is ultimately proposed by the Consortium, Phicomm believes that the primary beneficiary of any anti-takeover measures would be the Consortium, rather than the Company’s public shareholders. Similarly, possible additional share purchases by Phicomm are not a threat to the Company’s long-term business plan or vision, since Phicomm has publicly stated its view that shareholder value is best served by the Company remaining publicly traded. On these facts, we see no reasonable basis for adoption of anti-takeover measures in addition to those already in place at the Company -- a “staggered” board, removal of directors only for “cause” by special resolution (i.e., a two-thirds shareholder vote), and “blank check preferred” share authority vested in the directors.

Given what we believe to be significant factors militating against adoption of anti-takeover measures, our client reserves its rights to take any appropriate course of action required to protect its interests as a shareholder in the Company should the directors fail to comply with their duties to the Company and its shareholders.

Please be advised that at or about the time this letter is delivered to you, our client intends to file an amendment to its Schedule 13D under the US Securities Exchange Act to disclose that it has delivered this letter.

Yours faithfully

/s/ Harney Westwood & Riegels

Harney Westwood & Riegels
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